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02053657

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED SEP 2 6 2002 WASH. 155 SECTION PROCESSING

SEC FILE NUMBER
8- 48032

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___07-01-01___ AND ENDING ___06-30-02___
                                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Financial Services International Corp.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 5th Avenue, Suite 5505

(No. and Street)

Seattle	Washington	98104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brenda R. Pingree   (206) 682-0503

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Watson & Associates, P.S.

(Name — if individual, state last, first, middle name)

600 University Street, Suite 2828	Seattle,	WA	98101-3301
(Address)	(City)	(State)	Zip Code

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

P OCT 2 5 2002

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)   Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, ___Brenda R. Pingree_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Financial Services International Corp._____, as of ___June 30_____, ___2002___; are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Fin/op Sec/Treas
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WATSON & ASSOCIATES, P.S.

CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

Independent Auditors' Report

The Board of Directors
Financial Services International Corp.
Seattle, Washington

We have audited the accompanying statement of financial condition of Financial Services International Corp. as of June 30, 2002, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Financial Services International Corp. as of June 30, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 7 to the financial statements, the Company is a defendant in a lawsuit which raises substantial doubt about its ability to continue as a going concern. Mitigating factors regarding those matters also are described in Note 7. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Watson & Associates, P.S.

September 23, 2002

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Financial Condition
June 30, 2002

ASSETS

Cash and cash equivalents	$ 15,423
Cash deposit with clearing organization	25,072
Receivable from clearing organization	1,269
Reimbursements and refunds receivable	17,045
Securities owned:	
Not readily marketable, at estimated value	7,200
	$ 66,009

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$ 6,289
Accrued expenses	3,918
Federal income tax payable	584
	10,791
Stockholders' equity:	
Common stock, par value $0.01 per share	
1,000,000 shares authorized, 100,000 shares issued	1,000
Additional paid-in capital	8,000
Retained earnings	46,218
	55,218
	$ 66,009

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Income
For the Year Ended June 30, 2002

Revenues:		
Commissions and concessions	$	504,744
Other income		6,347
Interest		843
		511,934
Expenses:		
Commissions		437,475
Compensation and related expenses		35,136
Dues and education		1,590
Interest		333
Office supplies and expenses		1,221
Other expenses		1,498
Professional fees		8,731
Taxes and licenses		1,801
Telephone		1,498
		489,283
Income before income taxes		22,651
Income tax		3,410
Net income	$	19,241

The accompanying notes should be read with these financial statements.

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2002

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balances at July 1, 2001	$ 1,000	$ 8,000	$ 26,977	$ 35,977
Net income	-	-	19,241	19,241
Balances at June 30, 2002	$ 1,000	$ 8,000	$ 46,218	$ 55,218

The accompanying notes should be read with these financial statements.

-5-

FINANCIAL SERVICES INTERNATIONAL CORP.
Statement of Cash Flows
For the Year Ended June 30, 2002

Cash flows from operating activities:	
Net income	$ 19,241
Adjustments to reconcile net income to net cash	
provided (used) in operating activities:	
(Increase) decrease in operating assets:	
Deposit with clearing organization	175
Receivable from clearing organization	3,979
Reimbursements and refunds receivable	(12,860)
Prepaid federal income tax	392
Increase (decrease) in operating liabilities:	
Accounts payable	1,355
Accrued expenses	(2,078)
Federal income tax payable	584
Net cash provided (used) by operating activities	10,788
Increase (decrease) in cash	10,788
Cash and cash equivalents, beginning of year	4,635
Cash and cash equivalents, end of year	$ 15,423
Supplemental cash flow disclosures:	
Income tax payments	$ 2,434
Interest payments (refunds)	$ 333

The accompanying notes should be read with these financial statements.

-6-

FINANCIAL SERVICES INTERNATIONAL CORP.
Notes to Financial Statements
June 30, 2002

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization
Financial Services International Corp. (the Company) is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) under the exemptive provisions of SEC rule 15c3-3(k)(2)(ii). These provisions provide that all funds and securities belonging to customers be handled by a correspondent broker-dealer. The Company's correspondent broker-dealer is located in St. Petersburg, Florida. The company is engaged in the general retail securities business and is registered to do business in 15 states. Its office is located in Seattle, Washington.

Income and expense recognition
Financial Services International Corp. records income and expense on the accrual basis. Commission revenue and expenses are reflected in these financial statements on a trade date basis.

Federal income taxes
The Company accounts for income taxes under Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes,* which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are recognized for differences between the financial reporting and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future.

Cash and cash equivalents
The Company considers money market mutual funds and all highly liquid debt instruments with original maturities of three months or less to be cash equivalents for purposes of the statement of cash flows.

Use of estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

FINANCIAL SERVICES INTERNATIONAL CORP.
Notes to Financial Statements
June 30, 2002

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At June 30, 2002, the Company had net capital of $30,952, which was $25,952 in excess of its required net capital of $5,000, and had a ratio of aggregate indebtedness to net capital of 0.35 to 1.

NOTE 3 - POSSESSION OR CONTROL REQUIREMENTS

The Company adheres to the exemptive provisions of the Securities and Exchange Commission's rule 15c3-3 (k)(2)(ii) by having clients send all funds and securities to the correspondent broker-dealer which carries the customer accounts. Therefore, the Company does not hold or have any possession or control of customer funds or securities.

NOTE 4 - RELATED PARTY TRANSACTIONS

The Company shares office space with a financial services firm of which the majority stockholder of the Company is a major owner. The Company paid no rent for its use of the shared office space.

The majority stockholder generated approximately $180,500 in revenues and earned approximately $141,000 in commissions. She also earned a salary of $12,500. The minority stockholder earned $15,000 for administrative services provided.

NOTE 5 - CONCENTRATION OF ECONOMIC DEPENDENCY

Commissions from the Company's correspondent broker-dealer comprised 64 percent of total revenue during the year ended June 30, 2002. Virtually all of the Company's sales were generated through two independent sales associates, one of whom is the Company's majority stockholder.

NOTE 6 - SECURITIES OWNED

Securities consist of 600 common stock shares of The Nasdaq Stock Market, Inc., purchased in a subscription offering to NASD members in connection with the Nasdaq private placement. The securities are stated at their cost, which approximates fair value.

NOTE 7 - GOING CONCERN

The Company, one of its independent contractors (IC), and his corporation are defendants in a lawsuit. The plaintiff is seeking $110,000 based on a services contract between the IC and the plaintiff which was executed over three years ago. The IC was not authorized to contract on behalf of the Company, and his contract with the Company states that he indemnifies the Company for any costs and liabilities he may bring to the Company. The IC has been attempting to settle with the plaintiff on all issues, and mediation is scheduled for September 27, 2002. Due to the prohibitive costs of preparing for trial or recovering from IC should he be unable to meet his obligations, the unknown outcome of this issue creates an uncertainty about the Company's ability to continue as a going concern.

FINANCIAL SERVICES INTERNATIONAL CORP.
Schedule I
Computation of Net Capital Under Rule 15c3-1 of
the Securities and Exchange Commission
June 30, 2002

COMPUTATION OF NET CAPITAL

Total stockholders' equity	$ 55,218
Non-allowable assets:	
Securities not readily marketable	(7,200)
Reimbursements and refunds receivable	(17,045)
Net capital before haircuts on securities positions	30,973
Haircuts on securities	(21)
Net capital	$ 30,952

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable, accrued expenses, and other liabilities	$ 10,791

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	
(6-2/3% of total aggregate indebtedness)	$ 719
Minimum dollar net capital requirement of	
reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two	
minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 25,952
Excess net capital at 1000%	$ 29,873
Ratio: Aggregate indebtedness to net capital	0.35 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net capital as reported in Company's Part II FOCUS report	$ 48,815
Audit adjustments to net income	(797)
Non-allowable reimbursements and refunds receivable	(17,045)
Haircut on money market funds	(21)
	$ 30,952

FINANCIAL SERVICES INTERNATIONAL CORP.
Schedule II
Computation for Determination of Reserve
Requirements under Rule 15c3-3 of the
Securities and Exchange Commission
June 30, 2002

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker on a fully disclosed basis.

Company's clearing firm: Raymond James & Associates, Inc.

WATSON & ASSOCIATES, P.S.

CERTIFIED PUBLIC ACCOUNTANTS
600 UNIVERSITY STREET, SUITE 2828
SEATTLE, WA 98101-3301

INDEPENDENT AUDITORS' REPORT ON INTERNAL
CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

The Board of Directors
Financial Services International Corp.
Seattle, Washington

In planning and performing our audit of the financial statements of Financial Services International Corp. for the year ended June 30, 2002, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

TELEPHONE: (206) 624-2380   FACSIMILE: (206) 382-3558
MEMBER AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS AND WASHINGTON SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS

Independent Auditors' Report on Internal Control Structure Required by Sec Rule 17a-5, page 2.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However we noted the following matter involving the control procedures that we consider to be a material weakness as defined above. This was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Financial Services International Corp. for the year ended June 30, 2002, and this report does not affect our report thereon dated September 23, 2002.

> One of the basic elements of a satisfactory system of internal control is an organization which provides appropriate segregation of duties. Because of the limited size of the Company, it is not possible for this to be achieved.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2002, to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934, and should not be used for any other purpose.

Watson & Associates, P.S.

September 23, 2002